Portfolio:			CS FLOATING RATE HIGH INCOME FUND
Security:			Cerved Technologies SPA
Date Purchased:			1/15/2013
Price per Share:		100
Shares Purchased
by the Portfolio:		3,000
Total Principal Purchased
by the Portfolio:		$3,000,000
% of Offering Purchased
by the Portfolio:		1.20%
Broker:				HSBC Bank plc
Member: 			Joint Lead Manager